UNITED HYDROGEN GLOBAL INC.

UNITED HYDROGEN GROUP INC.

3RD FLOOR, BUILDING 3, NO. 715 YINGSHUN ROAD

QINGPU DISTRICT, SHANGHAI

THE PEOPLE’S REPUBLIC OF CHINA, 201799

VIA EDGAR

September 15, 2025

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric McPhee, Jennifer Monick, Jaffrey Gabor, Pam Howell

Re:	United Hydrogen Global Inc.

United Hydrogen Group Inc.

Amended Registration Statement on Form F-4

Filed September 11, 2025

File No. 333-284430

Dear Sir/Madam:

On behalf of our clients, United Hydrogen Global Inc. and United Hydrogen Group Inc., each an exempted company incorporated in the Cayman Islands (collectively, the “Company”), we hereby submit to the staff (the “Staff”) of the U.S. Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 12, 2025 on the Company’s Amended Registration Statement on Form F-4 previously filed on September 11, 2025 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its Amendment No. 5 to Registration Statement on Form F-4 (the “Revised Registration Statement No. 5”) with exhibits via EDGAR to the Commission for review.

The Company has responded to the Staff’s comments by revising the Registration Statement to address the comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement No. 5.

Amendment No. 4 to Form F-4

Dilution to the Shareholders of Aimei Health, page 183

1.	Please update your dilution table, here and on page 34, to reflect Aimei Health's updated financial information as of June 30, 2025. Refer to Item 1604(c) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the dilution table on pages 34 and 183 in the Revised Registration Statement No. 5.

Exhibits

2.	We note the assumption number 5 that "the sole director and shareholders of the Company have not taken any steps to have the Company struck off or placed in liquidation..." It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Please revise this assumption or explain. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, we have removed assumption number 5 from Exhibit 5.1 in the Revised Registration Statement No. 5.

3.	Please reconcile the tax opinion filed as Exhibit 8.1, which states that “the exchange of Purchaser Ordinary Shares for Pubco Class A Ordinary Shares, pursuant to the Transactions, should qualify as part of an exchange governed by Sections 351(a) and 368(a) of the Code” with the disclosure on page 172 that the transactions “will” qualify as an exchange. Please also revise the disclosure beginning on page 174 to clearly reflect the opinion of Hunter Taubman Fischer & Li as it relates to Section 368(a) of the Code.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 172 and 173 of the Revised Registration Statement No. 5 accordingly.

Thank you for your assistance in this matter. You may contact the undersigned by phone at +1 (650)513-2555 (ext. 103) or via e-mail at laimeng@magstonelaw.com.

Very truly yours,

/s/ Meng Lai
Meng (Mandy) Lai

cc:	Ms. Xia Ma, Chief Executive Officer
United Hydrogen Global Inc.

Mr. Yue (Mark) Li, Esq.
MagStone Law, LLP